Clarification of the report " Rick Tsai from TSMC to assume the position of Chairman of Chunghwa Telecom"

Date of events: 2013/12/24

Contents:

1.	Date of occurrence of the event: 2013/12/24

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Rick Tsai from TSMC to assume the position of Chairman of Chunghwa

Telecom

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The appointment of the Chairman of a company should be announced officially after all legal process completed. The company has no comment regarding the report.